UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated February 11, 2021

Item 1

Millicom announces intent to partially redeem its senior notes due 2026, 2028 and 2029

Luxembourg, February 11, 2021 – Millicom International Cellular S.A. (“Millicom”) today announced its intent to redeem $50,000,000 aggregate principal amount of its 6.625% senior notes due 2026 (the “2026 Notes”), $50,000,000 aggregate principal amount of its 5.125% senior notes due 2028 (the “2028 Notes”) and $75,000,000 aggregate principal amount of its 6.25% senior notes due 2029 (the “2029 Notes”, and together with the 2026 Notes and the 2028 Notes, the “Notes”). A notice of redemption will be sent to the holders of the Notes in accordance with the requirements of the indentures governing the Notes (the “Indentures”). Pursuant to the terms of the Indentures, the Notes will be redeemed at a redemption price equal to 103% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Amounts (if any) to, but excluding, the redemption date.

The anticipated redemption date is February 22, 2021.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security nor a notice of redemption under the Indenture and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Important Information

Certain statements included within this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Millicom’s intentions, beliefs or current expectations and include, but are not limited to, all statements other than statements of historical facts, including, without, limitation, those regarding Millicom’s strategy, plans, objectives, goals and targets, including those related to the completion of the offering and redemption of securities. Millicom’s ability to achieve its projected results is dependent on many factors which are outside management’s control. Actual results may differ materially from (and be more negative than) those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and is based on certain key assumptions. Accordingly, no assurance can be given that any particular expectation will be met and reliance should not be placed on any forward-looking statement. Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. All forward-looking statements included herein are based on information available to Millicom as of the date hereof and the delivery of this document does not imply that the information contained herein is correct as at any time subsequent to the date hereof. Millicom undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to Millicom or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1-786-628-5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Investor Relations Sr. Manager Tel: +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 10:55 CET on February 11, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: February 11, 2021